      							OMB Number	3235-0362
								Expires:		September 30, 1998
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FORM 5
/  /	Check this box if no longer
	subject to Section 16.  Form 4 or
	Form 5 obligations may continue.
	See Instruction 1(b).
	Form 3 Holdings Reported
/ X/	Form 4 Transactions Reported

				U.S. SECURITIES AND EXCHANGE COMMISSION
						Washington, D. C. 20549
			ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1.	Name and Address of Reporting Person
	Palo Alto Investors, 470 University Avenue, Palo Alto CA 94301
	(Last) (First) (Middle), (Street), (City) (State) (Zip)

2.	Issuer Name and Ticker or Trading Symbol  Embrex Inc. (EMBX)

3.	IRS or Social Security Number of Reporting Person (Voluntary) ______

4.	Statement for Month/Year  11/98

5.	If Amendment, Date of Original (Month/Year)	___________

6.	Relationship of reporting person to issuer
	(Check all applicable)

	____ Director			  X  10% Owner

	____ Officer (give		____ Other (specify
          title below)			  below)
			______________________

7.	Individual or Joint/Group Filing (Check Applicable line)

	____ Form filed by one Reporting Person

	  X  Form filed by More than One Reporting Person
											SEC 2270 (9-96)

FORM 5 (continued)							Page 2 of 7 Pages

Table I -	Non-Derivative Securities Acquired, Disposed of,
		or Beneficially Owned

1.	Title of Security (Instr. 3)  Common Stock

2.	Transaction Date (Month/Day/Year)	11/30/98

3.	Transaction Code (Instr. 8)  J4(1)

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount  11,600			(A) or (D)  D		Price  N/A

5.	Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year
	(Inst. 3 and 4)	274,600 (2)

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)  I

7.	Nature of Indirect Beneficial Ownership (Inst. 4) (3)
	_____________________________________________________________________

__________________________________________________________________________


* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).							SEC 1474 (7-96)

FORM 5 (continued)							Page 3 of 7 Pages

Table I -	Non-Derivative Securities Acquired, Disposed of,
		or Beneficially Owned

1.	Title of Security (Instr. 3)  Common Stock

2.	Transaction Date (Month/Day/Year)	11/30/98

3.	Transaction Code (Instr. 8)  J4(1)

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount  5,800			(A) or (D)  D		Price  N/A

5.	Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year
	(Inst. 3 and 4)	274,600 (2)

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)  I

7.	Nature of Indirect Beneficial Ownership (Inst. 4) (3)
	_____________________________________________________________________

__________________________________________________________________________

FORM 5 (continued)								Page 4 of 7 Pages

Table II -	Derivative Securities Acquired, Disposed of,
		or Beneficially Owned
		(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3) _____________________________

2.	Conversion or Exercise Price of Derivative Security  _______________

3.	Transaction Date (Month/Day/Year)  ______________

4.	Transaction Code (Instr. 8)  __________________

5.	Number of Derivative Securities Acquired (A)	or Disposed of (D)
	(Instr. 3, 4, and 5)  (A)  _____________    (D)  ______________

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable				Expiration Date
	____________________			________________________

7.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 3 and 4)

	Title ______________________	Amount or Number of Shares ________

8.	Price of Derivative Security (Instr. 5)	_______________

9.	Number of Derivative Securities Beneficially Owned at End of Year
	(Instr. 4)     _______________

10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I)
	(Instr. 4)  __________________

11.	Nature of Indirect Beneficial Ownership (Inst. 4)
	_____________________________________________________________________
__________________________________________________________________________

FORM 5 (continued)							Page 5 of 7 Pages


Explanation of Responses:

(1)	A limited partnership of which Palo Alto Investors ("PAI") is the general partner (the "LP") distributed securities to a withdrawing limited partner.

(2)	The reporting persons disclaim beneficial ownership of the securities reported except to the extent of the reporting persons' pecuniary interest in those securities. The reporting persons disclaim beneficial ownership of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, and this report shall not be deemed an admission that the reporting persons are the beneficial owners of the securities for such purposes.

(3)	By PAI, as the general partner of the LP, and by William Leland
Edwards, as principal shareholder of PAI and a limited partner of the LP.

							/s/ William Leland Edwards	2/4/99
							William Leland Edwards		 Date
							President


**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
	 If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection
of information contained in this form are not required to respond
unless the form displays a currently valid OMB Number.   SEC 2270 (9-96)

FORM 5 (continued)							Page 6 of 7 Pages

						CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Palo Alto Investors ("PAI") to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Embrex Inc. ("Embrex"). The authority of PAI under this Statement shall continue until the undersigned is longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Embrex, unless earlier revoked in writing. The undersigned acknowledges that PAI is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:	May 5, 1998



								/s/ William Leland Edwards
								William Leland Edwards

FORM 5 (continued)							Page 7 of 7 Pages


						JOINT FILER INFORMATION

Name:						William Leland Edwards
							470 University Avenue
							Palo Alto, CA  94301

Designated Filer:				Palo Alto Investors

Issuer & Ticker Symbol:			Embrex Inc. (EMBX)

Statement for Month/Year:  1/99




Signature:	/s/ William Leland Edwards
			William Leland Edwards

BLD/4325/002/1028312